23000848

ES
E COMMISSION
Washington, D.C. 20549

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FEB 24 2023
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SEC FILE NUMBER
8-69264

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: I-Bankers Direct, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2500 N. Military Trail STE 106
(No. and Street)

Boca Raton	FL	33431
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert P. Spitler	561-220-8858	bob.spitler@ibankersdirect.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP
(Name – if individual, state last, first, and middle name)

4601 DTC Boulevard STE 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

10/20/03	349
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert P. Spitler, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of I-Bankers Direct, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NICOLE L. RAINES
MY COMMISSION #HH238505
EXPIRES: MAR 10, 2026
Bonded through 1st State Insurance

Notary Public

Signature: [signature]

Title:
President and CFO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

I-BANKERS DIRECT, LLC

REPORT PURSUANT TO RULE 17A-5
UNDER THE SECURITIES EXCHAGNGE ACT OF 1934

For the Year Ended
December 31, 2022
With
Report of Independent Registered Public Accounting Firm

I-BANKERS DIRECT, LLC

TABLE OF CONTENTS

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
I-Bankers Direct, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of I-Bankers Direct, LLC (the "Company") as of December 31, 2022, the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as I-Bankers Direct, LLC's auditor since 2019.

Denver, Colorado
February 21, 2023

I-BANKERS DIRECT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS		
Cash and cash equivalents	$	150,374
Cash deposit held at clearing broker		150,139
Cash held in accounts at clearing broker		47
Receivable from clearing broker		32,404
Accounts Receivable		11,250
Loans receivable		547,083
Furniture and equipment, net of accumulated depreciation		21,423
Operating lease right of use asset		129,198
Other assets		97,432
TOTAL ASSETS	$	1,139,350

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	15,261
Commissions and other compensation payable		148,344
Operating lease liability		141,921
TOTAL LIABILITIES		305,526
COMMITMENT AND CONTINGENCIES (Note 10)		
MEMBERS' EQUITY		
TOTAL MEMBERS' EQUITY		833,824
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,139,350

The accompanying notes are an integral part of these financial statement

I-BANKERS DIRECT, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2022

REVENUES:	
Brokerage commissions	$ 448,178
Selling concessions and fees from registered offerings	342,436
Private Placement Fees	1,273,984
Trading gains (losses)	(41,095)
Interest income	7,805
Other Revenue	748,005
TOTAL REVENUES	2,779,313
EXPENSES:	
Commissions, compensation, and benefits	2,831,097
Clearing costs	146,229
Communications	102,483
Occupancy	170,994
Interest expense	741
Professional fees	29,127
Regulatory fees and expenses	63,118
Other operating expenses	443,797
TOTAL EXPENSES	3,787,586
NET (LOSS)	$ (1,008,273)

The accompanying notes are an integral part of these financial statements.

I-BANKERS DIRECT, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2022

Balance, December 31, 2021	$ 1,182,097
Member Contributions	660,000
Net (Loss)	(1,008,273)
Balance, December 31, 2022	$ 833,824

The accompanying notes are an integral part of these financial statements

I-BANKERS DIRECT, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss:	$ (1,008,273)
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization on right of use asset	103,247
Depreciation Expense	6,591
Changes in operating assets and liabilities:	
Decrease in cash held at clearing broker	137
Decrease in receivable from clearing broker	246,205
(Increase) in loans receivable	(186,207)
Decrease in other receivables	7,786
(Increase) in prepaid expenses	(15,926)
(Decrease) in operating lease liability	(109,952)
(Decrease) in accounts payable & accrued liabilities	(140,685)
(Decrease) in commissions & compensation payable	(110,130)
NET CASH USED IN OPERATING ACTIVITIES	(1,207,207)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Furniture and Equipment	(2,469)
NET CASH USED IN INVESTING ACTIVITIES	(2,469)
CASH PROVIDED BY FINANCING ACTIVITIES	
Member Contributions	660,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	660,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(549,676)
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	700,050
End of year	$ 150,374
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Interest paid	$ 741

The accompanying notes are an integral part of these financial statements

I-BANKERS DIRECT, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2022

NOTE 1 — BUSINESS AND ORGANIZATION

Organization and Description of Business: I-BANKERS DIRECT, LLC, ("the Company") is a registered broker dealer that began business in 2013. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting policies: These financial statements and related notes are prepared in accordance with accounting principles generally accepted in the United States of America. Significant accounting polies are as follows:

Revenue Recognition: Commission revenues and clearing expenses are recorded on a settlement-date basis. Profit or loss arising from all securities transactions entered for the account and risk of the Company are recorded on a settlement-date basis. Transactions recorded on a settlement-date were not materially different from the trade-date basis.

Securities Transactions: Principal transactions and related revenues and expenses are recorded at fair value on a trade-date basis (as if they had settled). Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded in trading revenue in the statement of operations. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as receivable from clearing broker on the statement of financial condition.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents. The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Receivable from clearing broker: Clearing broker receivables are commissions receivable that are uncollateralized trade obligations due under normal trade terms that require payments within approximately 10 days of the month end. Unpaid balances do not bear interest. Commissions receivable are stated at the amount settled with Company's clearing broker and payments are remitted monthly. The Company considers commissions receivable to be all collectible and accordingly, management believes that an allowance for doubtful accounts is not required at December 31, 2022.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Valuation of securities owned: Securities owned use the fair market value as reported by stock exchanges and published quoted prices. Management considers these short-term investments as trading securities and any changes in the market value are recognized in operations.

Loans receivable and interest income: The Company records certain unearned payments to registered representatives as loans receivable. These loans are evidenced by promissory notes and are typically earned over time in accordance with the terms of the registered rep's consulting agreement and promissory note. The Company establishes a reserve for the remaining principal amount of any loan upon termination of the registered representative's employment regardless of the reason of termination or collectability of the remaining balance. The Company has not reserved any balance as of December 31, 2022.

The promissory notes, referred to above, include a stated rate of simple interest ranging from 3.0% to 4.0% annually. The Company's balance sheet reflects interest accrued on the remaining principal balance of all loans receivable from active registered representatives as of December 31, 2022.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently issued accounting standards: The Company has considered recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC in the preparation of its 2020 financial statements. The Company believes that it has included appropriate disclosures related to revenue recognition as required by ASC 606.

In February 2016, the FASB issued accounting standard update ("ASU") No. 2016-02, "Leases (Topic 842)", ("ASU 2016-02"). This ASU requires that an entity should recognize assets and liabilities for leases with a maximum possible term of more than 12 months. A lessee would recognize a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the leased asset (the underlying asset) for the lease term. This lease guidance is effective for fiscal years beginning after December 15, 2018. The Company has implemented this standard for the fiscal years ended December 31, 2019, December 31, 2020, December 31, 2021 and the fiscal year ended December 31, 2022. Disclosures related to this standard are provided in Note 7.

Income Taxes: The financial statements do not include a provision for income taxes because the Company is not a taxable entity and its partners are taxed on their respective share of the Company's earnings.

The Company is required to determine whether a tax provision is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2019. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to uncategorized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest or penalties have been recognized as of and for the year ended December 31, 2022.

Date of Management's Review: Subsequent events were evaluated through February 21, 2023, the date which the financial statements were issued.

NOTE 3 — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $156,636, which was $56,636 in excess of its required net capital of $100,000 and its ratio of aggregate indebtedness to net capital was 1.1257 to 1.0.

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Property and equipment as of December 31, 2022, are summarized as follows:

	Cost
Furniture and Equipment	$ 40,125
Computer Equipment	4,549
Total Property and Equipment	$44,674
Less:	
Accumulated depreciation	23,251
	$ 21,423

Total depreciation expense amounted to $6,591 for the year ended December 31, 2022 and is included in other operating expenses.

NOTE 5 – DEPOSIT WITH CLEARING BROKER

In accordance with the terms of its clearing arrangement, the Company is required to maintain a minimum balance of $150,000 in a deposit account retained by StoneX. The deposit account is non-interest bearing, is held in the name of the Company, and the funds are not available for inclusion by StoneX in its computation of net capital or for other operating purposes.

NOTE 6 – RELATED PARTY TRANSACTIONS

In July 2022, the Company entered into an expense sharing agreement (the "agreement") with I-Bankers Securities, LLC (IBS) under which IBS pays a monthly fee to the Company for office space, technology, and office expenses. The two entities have common majority ownership and certain common employees. The expense sharing fee was a mutually agreed upon amount and may not have represented the cost of obtaining the aforementioned items from an unrelated party. The agreement replaces and supersedes all prior management or expense sharing agreements between the Company and IBS. Fees paid by IBS to the Company in accordance with the agreement were $36,000 during the year ended December 31, 2022.

I-BANKERS DIRECT, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2022

NOTE 7 — NON-CANCELLABLE LEASES

The Company entered into a lease agreement for the corporate office space that it occupies in Boca Raton, FL on November 21, 2018. The office is leased under a long-term non-cancellable agreement which contains deferred rent and rent escalation clauses. The office lease began on December 21, 2018 and expires on February 20, 2024. The total minimum lease payments over the term of the lease amount to $596,070. The remaining minimum lease payments as of December 31, 2022, were $147,320. The lessor holds a security deposit of $30,521 which is included in other assets on the Company's statement of financial condition.

The Company has no capital lease obligations as of December 31, 2022.

Future minimum lease commitments due under non-cancellable agreements as of December 31, 2022, are as follows:

	Boca Raton Office Lease
2023	$ 125,735
2024	21,585
Total minimum lease payments	147,320
Less imputed interest	(5,398)
Net lease commitment	$ 141,922

The components of lease expense for the year ended December 31, 2022, were as follows:

Operating lease costs:	
Amortization of right-of-use assets	$103,247
Interest on operating lease liabilities	12,121
Total operating lease costs	$115,368

I-BANKERS DIRECT, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2022

NOTE 7 – NON-CANCELLABLE LEASES – (continued)

Supplemental statement of financial condition as of December 31, 2022, were as follows:

Operating leases:	
Right-of-use assets	$509,444
Accumulated amortization	380,246
Right of use assets, net	$129,198
Operating lease liabilities	$141,921
Weighted average remaining lease terms	
Operating lease	14 months
Weighted average discount rate	
Operating lease	6%

NOTE 8 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of individuals and other entities. The Company's transactions are collateralized and are executed with and on behalf of its customers, including other brokers and dealers and other financial institutions.

The Company introduces all customer transactions in securities traded on U.S. securities markets to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet-risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 9 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value

NOTE 9 – FAIR VALUE (CONTINUED)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including, for example, the type of instrument, whether the instrument is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the instrument.

The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Fair value of investments securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges when available. If quoted prices are not available, fair value is determined using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

NOTE 9 – FAIR VALUE (CONTINUED)

State and municipal government obligations which include U.S. Government securities and Government-sponsored enterprises are stated at fair value based on third-party dealer quotes. These financial instruments are classified in Level 2 of the fair value hierarchy.

The Company assesses the levels of the instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended December 31, 2022, there were no transfers of securities between levels. No securities positions were held by the company as of December 31, 2022.

NOTE 10 – CONTINGENCIES

The Company is not involved in any disputes or litigation as of December 31, 2022. Management, after review and discussion with counsel, determined that no reserve for contingencies was necessary and the financial statements do not reflect any such reserve as of December 31, 2022.

NOTE 11 – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

NOTE 12 – REVENUE RECOGNITION

On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include,

a. Investment Advisory, Investment Brokerage (including income earned on riskless principal transactions)
b. Interest and dividend income
c. Principal transactions (trading gains and losses)
d. Underwriting income
e. Investment banking M&A advisory fees and Private Placement fees
f. Mutual fund and 12b-1 fees
g. Floor brokerage and exchange fees

Refer to Revenue Recognition Note: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Revenue from Contracts with Customers:

Investment Advisory Fees:
The Company earns Investment Advisory Fees from its contracts with brokerage customers to manage assets for investment, and/or to transact on their accounts. The Investment Advisory Fees are primarily earned over time as the Company provides the contracted quarterly services and are generally assessed based on a tiered scale of the market value of assets under management (AUM) at month-end.

NOTE 12 – REVENUE RECOGNITION (CONTINUED)

Investment Brokerage Fees (Gross):
The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date. This includes riskless principal (government and corporate bonds) transactions in which the company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. Company buys the bond at a lower price than it sells it. The riskless principal revenue is earned at the time the transaction is executed.

Other related services provided include financial planning services and the fees the Company earns, which are based on a fixed fee schedule, are recognized when the services are rendered. The Company elected the modified retrospective approach of adoption; therefore, prior period balances are presented under legacy GAAP and may not be comparable to current year presentation.

Investment Banking, Merger and Acquisition (M&A) Services:
These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

I-BANKERS DIRECT, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2022

NOTE 12 – REVENUE RECOGNITION (CONTINUED)

Mutual Fund (pooled investment vehicles) and 12b1 fees:
Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value [NAV]), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge [CDSC]), or as a combination thereof. Revenue is recognized monthly as services are provided.

SUPPLEMENTAL INFORMATION

SCHEDULE I
I-BANKERS DIRECT, LLC
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2022

COMPUTATION OF NET CAPITAL

Total members' equity		$ 833,824
Less nonallowable assets:		
Loans receivable	$547,083	
Accounts receivable	11,250	
Furniture and equipment, net of accumulated depreciation	21,423	
Other assets	97,432	
Total nonallowable assets		677,188
NET CAPITAL		$ 156,636
Minimum net capital required		100,000
Excess net capital		$ 56,636

NOTE: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2022.

The accompanying notes are an integral part of these financial statements.

SCHEDULE II

I-BANKERS DIRECT, LLC
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2022

COMPUTATION OF AGGREGATE INDEBTEDNESS

All items included in statement of financial condition

Accounts payable and accrued expenses	$ 15,260	
Commissions and other compensation payable	148,344	
Operating lease liability in excess of right-of-use asset	12,723	
Total aggregate indebtedness		$ 176,328
Ratio of aggregate indebtedness to net capital		1.1257

The accompanying notes are an integral part of these financial statements.

SCHEDULE III
I-BANKERS DIRECT, LLC
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2022

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule and was in compliance with the conditions of the exemption as of December 31, 2022.

The accompanying notes are an integral part of these financial statements.

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
I-Bankers Direct, LLC

We have reviewed management's statements, included in the accompanying management statement regarding its exemption, in which (1) I-Bankers Direct, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Denver, Colorado
February 21, 2023

msi Global Alliance

I-Bankers
DIRECT

I-Bankers Direct, LLC
2500 N Military Trail, Suite 160
Boca Raton, FL 33431 USA

January 4, 2023

Spicer Jeffries LLP
11780 Highway 1
Suite 308
Palm Beach Gardens, FL 33408
Attn: Kallie Majeski

RE: I-Bankers Direct, LLC – 2022 Exemption Report

Dear Ms. Majeski,

To our best knowledge and belief, I-Bankers Direct, LLC is operating under the k(2)(ii) exemption of SEC Rule 15c3-3. I-Bankers Direct, LLC is a limited-purpose broker dealer and we have met the identified exemption provisions in SEC Rule 15c3-3(k) throughout the most recent fiscal year without exception, and thus qualify for the exemption under the rule.

Best Regards,

Robert P. Spitler

Robert (Bob) Spitler, CPA
President and CFO
I-Bankers Direct, LLC
Phone: 561-220-8858
Bob.spitler@ibankersdirect.com

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Members of
I-Bankers Direct, LLC

Ladies and Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2022, which were agreed to by I-Bankers Direct, LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences:

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2022, with the amounts reported in Form SIPC-7 for the year ended December 31, 2022 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Denver, Colorado
February 21, 2023

I-BANKERS DIRECT, LLC
GENERAL ASSESSMENT RECONCILIATION PURSUANT TO FORM SIPC-7
FOR THE YEAR ENDED DECEMBER 31, 2022

General assessment per Form SIPC-7, including interest	$ 4,219
Less payments made with Form SIPC-6	(2,271)
Amount paid with From SIPC-7	$ 1,948

The accompanying notes are an integral part of these financial statements.